April 25, 2008
U.S. Securities and Exchange Commission
Attn: Pamela A. Long, Assistant Director
Station Place
100 F. Street N.E.
Washington, D.C. 20549-7010

Re:	MinnErgy, LLC Pre-effective Amendment No. 4 to Registration Statement on Form S-1/A File No. 333-142928 Filed March 21, 2008
Dear Ms. Long:
          We are in receipt of your letter dated April 15, 2008, providing comments on MinnErgy, LLC’s (the “Company”) Pre-effective Amendment No. 4 to the registration statement on Form S-1/A as filed on March 21, 2008. We have reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses and the corresponding revisions to our registration statement, set forth below is each of your comments in chronological order immediately followed by our response. In addition, we are enclosing a redlined Pre-effective Amendment No. 5 to Form S-1/A, which tracks all of the revisions made pursuant to your comments as well as additional changes and supplements, which we identify and explain at the conclusion of the following comments and responses.
Certain Relationships and Related Transactions, page 93
1.      Revised disclosure indicates that MinnErgy entered into a sublease agreement with All American Cooperative for office space on November 12, 2007. File the sublease agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.
RESPONSE: We have attached the Sublease Agreement to Pre-effective Amendment No. 5 as Exhibit 10.29.
Note 2. Grant Receivable, page F-8
2.      For your October 2007 award of the Value-Added Producer Grant from the USDA, please revise your disclosure to clarify how you are accounting for and presenting the grant in your financial statements and how your accounting complies with SAB Topic 13.
RESPONSE: Our USDA Grant is intended to provide funding assistance during our start-up phase through funding 50% of certain qualified office and accounting expenses. During the year ended December 31, 2007 we incurred $11,384 in expenses which qualified for reimbursement under the plan. We recorded a $5,692 receivable (50% of $11,384) as of December 31, 2007 and reduced our reported general and administrative expenses by that amount.
The recording of the receivable complies with the guidance outlined in SAB Topic 13 which states that “revenue generally is realized or realizable and earned when all of the following criteria are met:”
•	Persuasive evidence of an arrangement exists

- Our grant agreement clearly outlines the specific nature and terms of the reimbursement arrangement.

•	Delivery has occurred or services have been rendered

- We had incurred the $11,384 in qualified office and accounting expenses prior to December 31, 2007.

•	The seller’s price to the buyer is fixed or determinable, and

- Our grant agreement calls for the reimbursement at a rate of 50% of the qualified office and accounting expenses.

•	Collectibility is reasonably assured

- We have no reason to doubt the ability of the USDA to fund the grant
The amount to be reimbursed at December 31, 2007 was recorded as a reduction in general and administrative expenses based on available interpretations of U.S. GAAP. The following excerpt is from CCH’s Accounting Research Manager:
There currently are no U.S. accounting pronouncements that specifically address government grants. This is an interpretation of what the general precepts of U.S. GAAP call for with respect to the matter discussed.
Grants that relate to revenues should be recognized in the same period as the related revenues are reflected; grants that relate to current expenses should be reflected as reductions of the related expenses in the period in which they are reported (for example, reimbursements of interest costs should be reported as reductions of related interest expense in the period the interest is accrued); and grants based on other performance criteria (for example, the number of persons employed) should be reflected in income in the period in which the related performance criteria are met.
We have revised our disclosure in footnote 2 to the financial statements to clarify our accounting for the grant. The last sentence in footnote 2 now reads: “During 2007, the Company incurred qualifying expenses and as a result recognized approximately $6,000 related to the grant. This amount has been recorded as a reduction of the current year’s general and administrative expenses.”
Note 7. Commitments and Contingencies, page F-10
3.      We note the numerous consulting agreements entered into for which you have actually incurred costs during 2007, as described on pages F-11 and F-12. For each of these seven contracts, please tell us and disclosure how you have accounted for the costs, where they are recorded in your financial statements for the periods presented, and your basis in GAAP for capitalizing or expensing these costs.
RESPONSE: The $11,600 incurred under our agreement with U.S. Energy Services has been expensed and is included in our Statement of Operations as professional fees.
The $17,600 incurred under our agreement with PlanScape Partners has been deferred as it represents costs of obtaining bond and tax incentive financing. In the future, the costs will be broken out of construction in progress as a deferred financing cost and amortized over the term of our financing or will be expensed if it is determined that such financing will not be obtained. This amount is included construction in progress and presented on our Balance Sheet as property and equipment as we did not deem it material enough to present separately.
All amounts relating to the other five consulting contracts have been capitalized as part of construction in progress and presented on our Balance Sheet as property and equipment. Our basis in GAAP for capitalizing these costs is as follows:
FASB Concepts 6 defines assets as follows: “Assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events”. Concepts 6 further states “An asset has three essential characteristics: (a) it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows, (b) a particular entity can obtain the benefit and control others’ access to it, and (c) the transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred. We have capitalized the consulting costs as property and equipment in our financial statements because we believe they meet the definition of an asset (also see clarification in the paragraph following). The amounts have been capitalized when (a) it is probable that future economic benefits associated with the item will flow to the entity and (b) the cost of the item can be measured reliably.
CCH’s Accounting Research Manager’s Summary of the Elements of Cost (U.S. GAAP) for Property, Plant and Equipment states “The amount recorded for property should include all costs directly related to its acquisition, including expenditures incurred to place the property in usable condition for the purchaser.” It also states “When property is constructed, cost should include architect’s fees, excavation costs, payments to construction contractors, direct materials and labor, building permits, and insurance.” CCH does not reference any specific U.S. GAAP pronouncement in discussing the elements of cost for property, plant and equipment but it does include IAS 16 — “Property, Plant and Equipment”. IAS 16 paragraph 16 discusses elements of cost and 16(b) states “any costs directly attributable to bringing the asset to the locations and condition necessary for it be capable of operating in the manner intended by management.” IAS 16 paragraph 17 defines directly attributable costs and 17(b) states “costs of site preparation” should be included in directly attributable costs. We believe that we have capitalized the costs included in property and equipment in accordance with this accounting literature guidance.
We have revised our disclosures in footnote 7 related to the consulting agreements to indicate where the costs incurred have been reflected in our financial statements.

Additional Changes and Updates by the Registrant
          We would like to direct the Commission’s attention to additional updates and changes to Pre-Effective Amendment No. 5 to our registration statement on Form S-1/A as follows:
We have updated information and filed certain documents as exhibits related to the purchase of real estate, our execution of a loan to borrow funds for such purchase and an agreement to pay a fee to certain governors and a member in exchange for their personal guaranty of that loan.
We have added information regarding a Promissory Note with Fagen, Inc. and are filing the Promissory Note herewith.
We are filing the final Amended and Restated Escrow Agreement to reflect its execution by the Minnesota Department of Commerce.
Revisions in Response to Comment Letter from Minnesota
There are no pending comments from the Minnesota Department of Commerce. If we receive additional comments we will forward them immediately.
Revisions in Response to Comment Letter from Wisconsin
Wisconsin has advised us that it will withhold comments to our Form SB-2 pending a full review by the SEC.
Revisions in Response to Comment Letter from Iowa
There are no pending comments from the Iowa Securities and Regulated Industries Bureau. If we receive additional comments we will forward them immediately.
Other Non-Substantive Revisions
In addition to the above-described updates, we also made numerous minor formatting, grammar-related, and/or typographical revisions, none of which altered the substance of our registration statement.
Please do not hesitate to contact me with any questions or concerns regarding any of the foregoing matters.

Sincerely,
/s/ Daniel H. Arnold

Daniel H. Arnold, Chairman of the Board

Enclosure

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